CANADIAN SUPERIOR ENERGY INC.

Special Meeting of Shareholders

To be Held on February 19, 2003

NOTICE OF SPECIAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

January 17, 2003

The attached Management Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Canadian Superior Energy Inc. for use at a special meeting of holders of common shares of Canadian Superior Energy Inc. to be held on February 19, 2003 at the time and place and for the purposes set out in the accompanying Notice of Special Meeting and any adjournment thereof.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the meeting, other than as contained in the Management Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

CANADIAN SUPERIOR ENERGY INC.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

January 17, 2003

Dear Shareholder:

We are pleased to invite you to attend a Special Meeting of holders of common shares of Canadian Superior Energy Inc. to be held at the Corporation's offices at 3300, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2 on February 19, 2003, commencing at 10:30 a.m. (Calgary time).

The items of business to be acted on by the shareholders are set forth in the enclosed Notice of Special Meeting and Management Information Circular. As your vote is important, your shares should be represented at the meeting whether or not you are able to attend. If you do not plan to attend, please complete, sign, date and return the enclosed form of proxy so that your shares can be voted at the meeting in accordance with your instructions.

Sincerely,

(signed) Gregory S. Noval,
President and Chief Executive Officer
Canadian Superior Energy Inc.


CANADIAN SUPERIOR ENERGY INC.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2


NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO: THE SHAREHOLDERS OF CANADIAN SUPERIOR ENERGY INC.

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of the holders of common shares of Canadian Superior Energy Inc. (the "Corporation") will be held at the Corporation's offices at 3300, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2 on February 19, 2003, commencing at 10:30 a.m. (Calgary time), for the following purposes, namely:

1.   to consider and, if deemed advisable, approve a resolution authorizing the issuance of up to 23,574,094 common shares by way of one or more private placements (subject to the approval of the Toronto Stock Exchange) during the twelve month period commencing on the date of the Meeting; and

2.   to transact such other business as may be properly brought before the Meeting or any adjournment thereof,

each as described in the Management Information Circular accompanying this Notice.

The Board of Directors has fixed January 20, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

INFORMATION RELATING TO THE MATTERS TO BE BROUGHT BEFORE THE MEETING IS SET FORTH IN THE MANAGEMENT INFORMATION CIRCULAR WHICH ACCOMPANIES THIS NOTICE AND WHICH IS EXPRESSLY MADE A PART OF THIS NOTICE.

Shareholders who are unable or do not wish to attend the Meeting are requested to date, sign and return the enclosed instrument of proxy duly completed to **Computershare Trust Company of Canada, 6th Floor, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8** not less than 48 hours (excluding Saturdays, Sundays and holidays in Alberta) before the time set for the Meeting or any adjournment thereof, to ensure representation whether or not such shareholder is able personally to attend the Meeting. If the shareholder receives more than one instrument of proxy because such shareholder owns common shares of the Corporation registered in different names or addresses, each instrument of proxy should be completed and returned.

DATED at Calgary, Alberta as of January 17, 2003.


BY ORDER OF THE BOARD OF DIRECTORS

(signed) Robert A. Pilling, Secretary


CANADIAN SUPERIOR ENERGY INC.

SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES

This management information circular is furnished by the management of Canadian Superior Energy Inc. (the Corporation") in connection with the solicitation of proxies for use at a Special Meeting (the "Meeting") of holders of common shares ("Common Shares") of the Corporation to be held at the Corporation's offices at 3300, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2 on February 19, 2003, commencing at 10:30 a.m. (Calgary time) and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Special Meeting and this management information circular.

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT OF THE CORPORATION. THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE CORPORATION. A HOLDER OF COMMON SHARES SUBMITTING AN INSTRUMENT OF PROXY HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN THE PERSONS DESIGNATED IN THE INSTRUMENT OF PROXY TO ATTEND AND ACT FOR HIM AT THE MEETING. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY.

To be used at the Meeting, the completed instrument of proxy must be deposited at the offices of Computershare Trust Company of Canada ("Computershare"), 6th Floor, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 not later than 48 hours, excluding Saturdays, Sundays and holidays in Alberta, before the time set for the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, directors or employees of the Corporation at a nominal cost. All costs in connection with the solicitation of proxies will be borne by the Corporation.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it at any time prior to the exercise thereof either by (a) signing an instrument of proxy bearing a later date and depositing the same with Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays in Alberta) before the time set for the holding of the Meeting or any adjournment thereof, or with the chairman of the Meeting before any vote in respect of which the proxy is to be used shall have been taken, or (b) attending the Meeting in person and registering with the scrutineers as a shareholder personally present.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly exe cuted proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted on has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. **In the absence of any such specification, the persons named in the instrument of proxy, who are officers and directors of the Corporation, will, if named as proxy, vote in favour of the resolutions set forth in the accompanying Notice of Special Meeting.**

The enclosed instrument of proxy confers discretionary authority upon the persons named therein with respect to (a) amendments or variations to matters identified in the Notice of Special Meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this management information circular, management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Special Meeting. If any such amendment, variation or other matter properly comes before the Meeting, the Common Shares represented by proxies in favour of management will be voted on such matters in accordance with the best judgement of the person named in the instrument of proxy.

VOTING SHARES AND RECORD DATE

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares ("Preferred Shares"). As at the date hereof, there were 65,031,673 Common Shares and no Preferred Shares issued and outstanding.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all annual and special meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per Common Share. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive such dividends as the board of directors of the Corporation (the "Board of Directors" or the "Board") declare and, upon liquidation, to receive such assets of the Corporation as are distributable to holders of Common Shares.

Record Date

The Board of Directors has fixed January 20, 2003 as the record date (the "Record Date") for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. Shareholders of record at the close of business on the Record Date are entitled to such notice and to vote at the Meeting.

Persons who are transferees of any Common Shares acquired after the Record Date and who have produced properly endorsed certificates evidencing such share ownership or who otherwise establish to the satisfaction of the Corporation ownership thereof and demand, not later than 10 days before the Meeting, or such other time as is acceptable to the Corporation, that their names be included in the list of shareholders, are entitled to vote at the Meeting. In addition, persons who are beneficial holders of Common Shares as of the Record Date will be entitled to vote at the Meeting in accordance with the procedures established pursuant to National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.*

Advice to Beneficial Shareholders

Only instruments of proxy from registered shareholders as of the Record Date can be recognized and voted at the Meeting. Holders of Common Shares who do not hold their shares in their own name but instead hold their shares through their brokerage firm or financial institution are commonly known as "Beneficial or Non-Registered Shareholders" and are advised to carefully follow the instructions enclosed in their proxy package when completing their voting instruction card. Every intermediary (brokerage firm) has its own mailing procedure and provides its own return instructions which should be carefully followed.

All references to holders of Common Shares in this management information circular, the accompanying instrument of proxy and notice of the meeting are to shareholders of record unless specifically stated otherwise.

PRINCIPAL HOLDERS OF VOTING SHARES

As of the date hereof, to the knowledge of the directors or senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all equity shares of the Corporation.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table provides a summary of the compensation earned during the last three financial years by the President and Chief Executive Officer of the Corporation, the Vice President and Corporate Secretary, the (former) Vice President, Corporate Development, the Director, East Coast Operations and the Manager, Field Operations being the only officers of the Corporation whose salary and bonus exceeded $100,000 in the fiscal year ended December 31, 2002 (the "Named Executive Officers").

| | | | | | Long-Term Compensation | | | |
| | | Annual Compensation | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compen- sation ($)
Gregory S. Noval, President and Chief Executive Officer	2002 2001 2000	262,500 157,500 120,697	37,500 nil 166,667	6,308 4,781 3,464	500,000 500,000 nil	nil nil nil	nil nil nil	nil nil 3,000
Robert A. Pilling, Vice President and Corporate Secretary	2002 2001 2000	157,500 131,250 71,640	37,500 nil nil	2,224 1,784 750	100,000 300,000 50,000	nil nil nil	nil nil nil	nil nil nil
Richard Watkins, Former Vice President, Corporate Development[1]	2002 2001 2000	93,269 120,000 10,000	nil nil nil	33 nil nil	50,000[2] 50,000 100,000	nil nil nil	nil nil nil	nil nil nil
Michael E. Coolen, Director, East Coast Operations	2002 2001 2000	210,000 93,154 nil	nil nil nil	675 nil nil	nil 150,000 nil	nil nil nil	nil nil nil	nil nil nil
Leigh Bilton, Manager, Field Operations	2002 2001 2000	131,334 nil nil	nil nil nil	nil nil nil	100,000 nil nil	nil nil nil	nil nil nil	nil nil nil

Notes

(1)   Resigned from the Corporation on September 15, 2002.
(2)   These options were cancelled upon his resignation.

Incentive Stock Option Plan

The Corporation has adopted a stock option plan (the "Plan") for directors, senior officers, employees and key consultants of the Corporation and its subsidiaries. The number of options and the exercise price thereof is set by the Board of Directors at the time of grant provided that the exercise price shall not be less than the market price (as defined in the Plan) on the date such options are granted. The options granted under the Plan are exercisable for a period of not greater than ten years from the date of grant and may vest at such times as the Board of Directors may determine at the time of grant.

The Plan has been approved by the holders of Common Shares and complies with the current rules of the Toronto Stock Exchange (the "TSE") relating to the exercise price of stock options and, as required by those rules, sets the maximum number of Common Shares that can be reserved for issuance pursuant to options granted under the Plan.

As at the date of this management information circular, the Corporation has outstanding options to purchase 5,690,608 Common Shares.

Share Option Grants During 2002

The following table sets forth information regarding the grants to the Named Executive Officers of options to purchase Common Shares during the Corporation's most recently completed financial year ended December 31, 2002:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/security)	Market Value of Securities Underlying Options on Date of Grant ($/security)	Expiration Date
Gregory S. Noval, President and Chief Executive Officer	250,000 250,000	9.28% 9.28%	1.60 1.10	1.52 1.10	March 12, 2012 October 21, 2012
Robert A. Pilling, Vice President and Corporate Secretary	50,000 50,000	1.86% 1.86%	1.60 1.10	1.52 1.10	March 12, 2012 October 21, 2012
Richard Watkins, Former Vice President, Corporate Development	50,000[1]	1.86%	1.60	1.52	March 12, 2012
Michael E. Coolen, Director, East Coast Operations	nil	n/a	n/a	n/a	n/a
Leigh Bilton, Manager, Field Operations	75,000 25,000	2.78% 0.93%	1.60 1.10	1.52 1.10	March 12, 2012 October 21, 2012

Note

(1)   These options were cancelled upon his resignation.

Share Option Exercises During 2002 and Fiscal Year-End Option Values

The following table shows the number and aggregate value of options exercised by the Named Executive Officers during the Corporation's most recently completed financial year ended December 31, 2002, and the value, as at December 31, 2002, of the unexercised options held by the Named Executive Officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End Exercisable (#)	Unexercised Options at FY-End Unexercisable (#)	Value of Unexercised in-the-Money Options at FY-End Exercisable ($)	Value of Unexercised in-the-Money Options at FY-End Unexercisable ($)
Gregory S. Noval, President and	nil	nil	1,175,000	nil	562,000	nil

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End		Value of Unexercised in-the-Money Options at FY-End	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Chief Executive Officer						
Robert A. Pilling, Vice President and Corporate Secretary	nil	nil	450,000	50,000	274,000	20,000
Richard Watkins, Former Vice President, Corporate Development	150,000	119,000	nil	nil	nil	nil
Michael E. Coolen, Director, East Coast Operations	50,000	89,000	nil	100,000	nil	nil
Leigh Bilton, Manager, Field Operations	nil	nil	200,000	nil	70,000	10,000

Compensation Committee

During 2002, the Corporation did not have a compensation committee of its Board of Directors. Instead, the full Board performed the duties of a compensation committee. The following individuals comprised the Board during 2002: Gregory S. Noval, Thomas J. Harp, Robert A. Pilling, Frederick T. Purich, Charles Dallas, Donald W. Axford, Dale G. Blue, J. Ronald Woods and Leigh Bilton. Leigh Bilton joined the Board of Directors on May 24, 2002 and Donald W. Axford retired at the age of 82 from the Board of Directors effective January 1, 2003. Messrs. Noval, Pilling and Bilton were the only members of the Board who were officers of the Corporation during 2002.

Report on Executive Compensation

The Corporation's executive compensation program has three components: base salary, bonus payments and stock options.

Base salaries, including that of the Named Executive Officers, are determined based on competitive levels for oil and gas companies of comparable size.

Bonuses are considered to be a normal part of executive incentive compensation. Other than as outlined below in "Executive Employment Contracts" bonuses are paid periodically at the discretion of the Board of Directors based on performance.

Stock options are granted to participants including officers and senior employees. Stock option grants are dependent upon individual performance. Guidelines for the number of stock options to be granted to each participant are determined by the Board of Directors.

Executive Employment Contracts

The Corporation has executive employment contracts with each of Gregory S. Noval and Robert A. Pilling. Each such agreement is for an indefinite term (in some cases with an initial three year term but automatically renewed), ending when the employment of the officer is terminated voluntarily or involuntarily pursuant to the agreement. The officer's salary (which may be increased from time to time by the Board) and entitlement to benefits, including options, are set forth in the agreement which also provide for certain bonuses.

Mr. Noval's employment agreement contains certain change of control provisions which obligate the Corporation to make the same payments, extend benefits and so on as under the employment agreement described above. The triggering event is a change of control of the Corporation (as defined in the agreement).

The employment of the officer may be terminated by the Corporation on his permanent disability or death or for just cause. Termination for other reasons obligates the Corporation to pay to the officer two or three times (depending on the officer) his annual salary (less required deductions), extend his benefits for the earlier of one year from termination or until the officer accepts alternate employment and accelerate the vesting of all unvested options. In addition, certain officers may elect to treat their employment as having been terminated, and receive the same multiple salary, benefits and option rights if their title is removed without their consent, their responsibility, authority or reporting requirements are significantly downgraded or their remuneration is materially decreased.

Directors' and Officers' Liability Insurance

The Corporation maintains insurance for its directors and officers and the directors and officers of its subsidiaries in respect to the performance by them of the duties of their offices. The amount of coverage is $10,000,000 (USD), with a $100,000 (USD) deductible for each claim. The insurance premium for the policy period November 30, 2002 to November 30, 2003 was $225,000 (USD).

Performance Graph

The following graph and table illustrate the Corporation's cumulative total shareholder return for the last five years, based on a $100 investment compared to the five year rate of return from a similar investment in the S&P/TSX Composite Index:



Year	S&P / TSX Composite Index	Canadian Superior[1]
1997	$100.00	$100.00
1998	$96.80	$84.00
1999	$125.60	$56.00
2000	$133.30	$90.00
2001	$114.80	$159.00
2002	$98.70	$150.00

Note:

(1)   Effective August 28, 2000, the Corporation consolidated its Common Shares on a one-for-two basis. All calculations have been made on a post-consolidation basis.

COMPENSATION OF DIRECTORS

Non-management directors of the Corporation receive an annual honorarium of $2,500. In addition, non-management directors receive fees of (i) $1,000 for each directors' meeting attended in person; (ii) $500 for each directors' meeting attended by telephone; and (iii) $500 for each committee meeting attended. Directors are also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors. The directors of the Corporation may also be granted stock options pursuant to the Corporation's stock option plan. See "Compensation of Executive Officers – Incentive Stock Option Plan".

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

The following table sets forth the indebtedness of directors, executive officers and senior officers, and their associates, of the Corporation or any subsidiaries in connection with the purchase of Common Shares. The aggregate amount of such indebtedness as of January 17, 2003 was nil.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2002 ($)	Amount Outstanding as at January 17, 2003 ($)	Financially Assisted Securities Purchases During 2002 (#)	Security for Indebtedness
Gregory S. Noval, Director and President and Chief Executive Officer	Lender[1]	87,500	nil	nil	Loan Agreement and Promissory Note[2]
Robert A. Pilling, Vice President and Corporate Secretary	Lender[1]	87,500	nil	nil	Loan Agreement and Promissory Note[2]

Notes:

(1)   The Corporation is the lender in each case.
(2)   Each of the loans was made by the Corporation on a limited-recourse basis and is secured by a promissory note. Recourse is limited solely to the Common Shares purchased with the loans.

The following table sets forth the indebtedness of directors, executive officers and senior officers, and their associates, of the Corporation or any subsidiaries that was not entered into in connection with the purchase of Common Shares. The aggregate amount of such indebtedness as of January 17, 2003 was nil.

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding During 2002 ($)	Amount Outstanding as at January 17, 2003 ($)
Hughes Air Corp. [1]	Creditor [2] [3]	1,129,000	nil

Notes:

(1)   A Corporation controlled by Gregory S. Noval, who is a Director and President and Chief Executive Officer.
(2)   The Corporation is a creditor to Hughes Air Corp.
(3)   The account receivable was non-interest bearing and due on demand.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Corporation's last completed fiscal year, no insider of the Corporation, nominee for director, or any associate or affiliate of an insider or nominee for director, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Corporation since the commencement of the Corporation's last completed fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person referred to in (a) or (b).

MATTERS TO BE ACTED UPON AT THE MEETING

The Corporation from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of the Toronto Stock Exchange the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities.

In particular, the Board of Directors consider it to be in the best interests of the Corporation to solicit private placement funds for working capital, operations and acquisitions relating to the Corporations operations in Western Canada and offshore Nova Scotia. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

THE CORPORATION'S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY 65,031,673 COMMON SHARES AND THE CORPORATION PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE BY WAY OF ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE MONTH PERIOD COMMENCING ON FEBRUARY 19, 2003 WOULD NOT EXCEED 23,574,094 SHARES IN THE AGGREGATE, OR 36% OF THE CORPORATION'S ISSUED AND OUTSTANDING (OR 33.3% OF THE SHARE CAPITAL OF THE CORPORATION ON A FULLY DILUTED BASIS) AS AT JANUARY 17, 2003.

Any private placement proceeded with by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a)   it must be substantially with parties who are at arm's length to the Corporation;

(b)   it cannot materially affect control of the Corporation;

(c)   it must be completed within a twelve month period following the date the shareholder approval is given; and

(d)   it must comply with the private placement pricing rules of the Toronto Stock Exchange which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to the Toronto Stock Exchange (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, the Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific approval may be required.

In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Corporation requests that its shareholders consider and, if deemed advisable approve the following ordinary resolution:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION OF SHAREHOLDERS THAT:

> the issuance by the Corporation by way of one or more private placements during the twelve month period commencing February 19, 2003 of such number of securities that would result in the Corporation issuing or making issuable up to 23,574,094 Common Shares as is more particularly described in the Corporation's Management Information Circular dated January 17, 2003, is hereby approved."

Unless otherwise directed, the persons named in the enclosed instrument of proxy intend to vote in favour of the above resolution.

OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Special Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed instrument of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

APPROVAL

The contents and sending of this management information circular have been approved by the Board of Directors.

CERTIFICATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta as of January 17, 2003.


BY ORDER OF THE BOARD OF DIRECTORS


(signed) Gregory S. Noval,
President and Chief Executive Officer

(signed) Robert A. Pilling,
Vice President and Corporate Secretary

CANADIAN SUPERIOR ENERGY INC.

PROXY
Solicited by Management for a Special Meeting
of Shareholders to be held on Wednesday, February 19, 2003

The undersigned holder of common shares of Canadian Superior Energy Inc. (the "Corporation") hereby appoints Gregory S. Noval, President of the Corporation, or, failing him, Robert A. Pilling, Corporate Secretary of the Corporation, or instead of either of the foregoing, _____ as proxyholder, with full power of substitution, to attend, to act and to vote all common shares in the capital of the Corporation owned by the undersigned for and on behalf of the undersigned at a Special Meeting of shareholders of the Corporation (the "Meeting") to be held at the Corporation's offices at 3300, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2 on February 19, 2003, commencing at 10:30 a.m. (Calgary time), and at any adjournment thereof and at every poll which may take place in consequence thereof upon the matters which may come before the Meeting, and the undersigned hereby revokes any prior proxy appointing a proxyholder for the undersigned at the Meeting or any adjournment thereof.

The said proxyholder is instructed to vote as specified below:

1.   **FOR (   ) or AGAINST (   )** the resolution to authorize the issuance of Common Shares or other securities by way of one or more private placements, as more particularly set out in the accompanying management information circular.

2.   On any other matters that may properly come before the Meeting in such manner as the said proxyholder may see fit.

The Common Shares represented by this proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. **In the absence of any instructions above, this proxy will be voted at the Meeting FOR the resolutions referred to in item 1.**

If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before such Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgement of the appointed proxyholder.

Capitalized terms used in this proxy not otherwise defined herein shall have the meanings ascribed to such terms in the accompanying management information circular.

DATED this _____ day of _____, 2003.*

_____

Signature of Shareholder

_____

Please Print Name

*   If this proxy is not dated, it shall be deemed to bear the date on which it is received by Computershare Trust Company of Canada.
**   This proxy must be dated and signed by the shareholder or his attorney in writing or, if the shareholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

NOTE: A shareholder has the right to appoint a person or company (who need not be a shareholder of the Corporation) other than the persons designated in this proxy as his or her nominee to attend and to act for him or her and on his or her behalf at the Meeting. To exercise such right, the Shareholder should insert the name of his or her nominee in the blank space provided for that purpose above or complete another proxy and deliver it as indicated below.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THIS PROXY AND RETURN IT TO THE CORPORATION'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 600, 530 – 8TH AVENUE S.W., CALGARY, ALBERTA, T2P 3S8. IN ORDER TO BE VALID, PROXIES MUST BE RECEIVED BY COMPUTERSHARE TRUST COMPANY OF CANADA AT THE ABOVE ADDRESS NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS IN THE PROVINCE OF ALBERTA) BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.